September 12, 2019

Harold W. Andrews, Jr.
Executive Vice President, Chief Financial Officer and Secretary
Sabra Health Care REIT, Inc.
18500 Von Karman Avenue, Suite 550
Irvine, California 92612

       Re: Sabra Health Care REIT, Inc.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 25, 2019
           File No. 001-34950

Dear Mr. Andrews, Jr.:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2018

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Finanacial Statements
Note 4. Real Estate Properties Held For Investment, page F-21

1. We note your agreement established on December 5, 2018 and amended in January 2019 to sell 26 skilled nursing/transitional care facilities and two senior housing communities operated by Senior Care Centers for an aggregate sales price of $282.5 million. We further note you previously planned to retain the remaining 10 facilities operated by
      Senior Care Centers and re-lease those facilities to one or more new operators, and have subsequently revised your expectations and now planned to sell an additional two facilities. We further note you recorded an impairment charge of $92.2 million related to the Senior Care Centers facilities during the quarterly period ended March 31, 2019.
      Please tell us how you determined it was unnecessary to record an impairment charge for the Senior Care Centers facilities during the year ended December 31, 2018. In your response, please separately address the 28 properties that were sold on April 1, 2019 and
 Harold W. Andrews, Jr.
Sabra Health Care REIT, Inc.
September 12, 2019
Page 2
         the 10 properties that were retained. Reference is made to ASC
360-10-35.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or Jennifer Monick,
Assistant Chief Accountant, at 202-551-3295 if you have questions.



                                                             Sincerely,
FirstName LastNameHarold W. Andrews, Jr.
                                                             Division of
Corporation Finance
Comapany NameSabra Health Care REIT, Inc.
                                                             Office of Real
Estate and
September 12, 2019 Page 2                                    Commodities
FirstName LastName